Filed Pursuant to 424(b)(3)
Registration No. 333-208751

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED SEPTEMBER 29, 2016
TO THE PROSPECTUS DATED JULY 12, 2016
This document supplements, and should be read in conjunction with, our prospectus dated July 12, 2016, as supplemented by Supplement No. 1 dated July 13, 2016, Supplement No. 2 dated August 1, 2016, Supplement No. 3 dated August 16, 2016 and Supplement No. 4 dated September 1, 2016. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose:

•	our acquisition of a property in Dedham, Massachusetts and

•	an increase in the maximum commitments available under the Wells Fargo line of credit.
Acquisition of a Property in Dedham, Massachusetts
On September 27, 2016, we, through a wholly owned subsidiary, acquired a free-standing medical office building in Dedham, Massachusetts, which we refer to as 40 Allied Drive, from an unaffiliated seller for a purchase price of approximately $34,000,000 in cash, exclusive of closing costs.
Description of the Property
40 Allied Drive is a two-story, 64,127 rentable square foot Class A medical office building located on a 5.10 acre site at 40 Allied Drive in Dedham, Massachusetts. 40 Allied Drive is located in Massachusetts’ strongest retail and office corridor, the Route 128 / Interstate 95 beltway, 20 miles outside of Boston. The micro-market provides an abundance of mature infrastructure and has significant building density, creating high barriers to entry into real estate projects. Dedham is a major corporate hub, with the area surrounding 40 Allied Drive boasting some of the strongest patient and consumer demographics in the state. Newly constructed in 2013, 40 Allied Drive was built with a full spectrum of orthopedic-related service, featuring eight state-of-the-art operating rooms, a hospital-quality post-anesthesia care unit, diagnostic imaging and ancillary service space, and Class A medical office suites. 40 Allied Drive provides parking spaces with a ratio of 3.9 per 1,000 square feet. 40 Allied Drive has an occupancy rate of 100% and an average effective annual rental per square foot rate of $28.90 as of the closing. The office building is leased to five tenants, including New England Baptist Hospital and Shields Health Care Group. Information about these two largest tenants for the property is set forth in the table below:

Tenant	Type of Business	% of Net Rentable Area	Type of Lease	Lease Commencement Date	Lease Expiration Date	Annual Base Rent(3)
New England Baptist Hospital(1)	Medical	84.1%	Triple-Net	Aug. 2013	July 2033	$28.98
Shields Health Care Group(2)	Medical	8.2%	Triple-Net	Aug. 2013	July 2023	$28.98

(1)	New England Baptist Hospital signed the lease for 53,946 square feet of the building on August 1, 2013. It has two five-year renewal options.

(2)	Shields Health Care Group signed the lease for 4,914 square feet of the building on August 1, 2013. It has two five-year renewal options.

(3)
Per square foot as of the closing. Rent increases occurred on August 1, 2016 and will take place every three years thereafter based on the percentage change in CPI, capped at 12% for each rent increase date.

The average occupancy rate and annual effective rent per square foot since the building was constructed is set forth in the table below:

Year	Occupancy Rate	Annual Effective Rent Per Square Foot
2015	89.7%	$28.00
2014	89.7	28.00
2013	89.7	28.00

40 Allied Drive’s capitalization rate at the time of acquisition was 5.1%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, including acquisition related costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees, but excluding operating expenses payable directly by tenants pursuant to net leases, debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the 12-month period after the acquisition based on in-place leases, potential rent increases or decreases and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.
We have no plans for material capital improvements in the near term, and we believe 40 Allied Drive is adequately covered by insurance and suitable for its intended purposes. For federal income tax purposes, we estimate that the depreciable basis in 40 Allied Drive will be approximately $29.8 million. We will depreciate commercial buildings on a straight-line basis with an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on 40 Allied Drive total approximately $275,000.
Financing of 40 Allied Drive
The acquisition of 40 Allied Drive was funded through a combination of cash on hand and $32.4 million of borrowings under the Wells Fargo Line of Credit. Of this borrowing amount, $13.1 million is from existing borrowing capacity on previously acquired properties, while $19.3 million is specific to 40 Allied Drive. The credit facility bears interest at a variable per annum rate equal to the adjusted one-month LIBOR Rate plus 1.70%, payable monthly, which equated to 2.2% at the time of acquisition with respect to the aforementioned borrowings. With this financing, 40 Allied Drive has a loan-to-value ratio of approximately 57% post-acquisition.
Property Management
We have engaged Jones Lang LaSalle Americas, Inc., or JLL, as the property manager. We will pay JLL a monthly management fee equal to 1.75% of the property's effective gross revenue.
Increase in Maximum Commitments under the Wells Fargo Line of Credit
    On September 27, 2016, in connection with the purchase of 40 Allied Drive, we and certain of the wholly-owned subsidiaries of our operating partnership amended certain agreements related to the Wells Fargo Line of Credit to increase the maximum commitments available under the Wells Fargo Line of Credit from $75.0 million to $100.0 million, with a maturity date of March 6, 2018, on which the entire outstanding amount of principal and unpaid interest is due and payable. All other material terms of the Wells Fargo Line of Credit remain unchanged.